                                                    Filed Pursuant to Rule 424B3
                                                    Registration No. 333-78127

PROSPECTUS

                                 200,000 SHARES

                     PHILADELPHIA CONSOLIDATED HOLDING CORP.
                           COMMON STOCK, NO PAR VALUE

         We may offer from time to time shares of our common stock to some or all of our non-employee insurance agents, with whom we have written agency, producer or similar agreements, or their principals, officers, directors or employees, under The Philadelphia Insurance Companies Stock Purchase Plan for Preferred Agents. The purchase price under the plan for the common stock will be 85% of the market value of the common stock on the first day of the offering period or the last day of the offering period, whichever is lower.

         For a period of two years after the first day of the offering period in which a participant purchases shares of common stock under the plan, we have the right to repurchase those shares if the participant attempts to transfer, encumber or otherwise dispose of them, or if the plan participant is no longer a party to any written agency, producer or similar agreement with us other than due to death or disability. If we exercise this right, the repurchase price will be equal to the lower of the purchase price that the plan participant paid for the shares or the market value of the shares at the time of repurchase.

         Our common stock is listed on the Nasdaq National Market of The Nasdaq Stock Market Inc. under the symbol PHLY. On May 8, 2002, the last reported sale price of the common stock on the Nasdaq National Market was $41.38 per share.

         We will receive all of the proceeds of the sale of the common stock offered in this prospectus, less expenses which are estimated at $64,000.


         INVESTING IN OUR COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is May 10, 2002.
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                                TABLE OF CONTENTS

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                                                                                               Page

SUMMARY..................................................................................        1

RISK FACTORS.............................................................................        6

THE PLAN.................................................................................       13

FEDERAL INCOME TAX EFFECTS OF PLAN PARTICIPATION.........................................       17

USE OF PROCEEDS..........................................................................       19

WHERE YOU CAN FIND MORE INFORMATION - INCORPORATION OF INFORMATION BY REFERENCE..........       19

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS...............................................       21

LEGAL OPINIONS...........................................................................       21

EXPERTS..................................................................................       21
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                                       i
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                                     SUMMARY

         This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes and other financial data included or incorporated by reference in this prospectus, before making an investment decision. Investors should carefully consider the information set forth under "Risk Factors." In addition, some statements include forward-looking statements that involve risk and uncertainties. See "Special Note on Forward-Looking Statements."

         As used in this prospectus, "we," "us" and "our" mean Philadelphia
Consolidated Holding Corp. and our subsidiaries, unless the context indicates otherwise.

INFORMATION ABOUT OUR BUSINESS

         Philadelphia Consolidated Holding Corp. was incorporated in
Pennsylvania in 1984 to serve as a holding company for its subsidiaries.

         We design, market and underwrite specialty commercial and personal property and casualty insurance products incorporating value-added coverages and services for select target markets or niches. We distribute our insurance through a diverse, multichannel delivery system centered around our direct production underwriting organization. A select group of 67 "preferred agents," who are non-employee insurance agents with whom we have written agency, producer or similar agreements, and a broader network of approximately 6,000 independent brokers supplement our production underwriting organization, which consisted of 144 professionals located in 36 regional and field offices across the United
States as of March 31, 2002.


         Our commercial products include commercial multi-peril package insurance targeting specialized niches, including non-profit organizations, health and fitness organizations, homeowners' associations, condominium associations, specialty schools and day care facilities; commercial automobile insurance targeting the leasing and rent-a-car industries; property insurance for large commercial accounts such as shopping centers, business parks and medical facilities; and inland marine products targeting larger risks such as new builders' risk and miscellaneous property floaters. We also write select classes of professional liability and directors' and officers' liability products, as well as personal property and casualty products for the manufactured housing and homeowners' markets.

         Our core strategy involves three major principles:

         - First, we adhere to an underwriting philosophy aimed at consistently generating underwriting profits through sound risk selection and pricing discipline.

         - Second, we distribute our products through a "mixed" marketing platform, combining direct sales, an extensive network of independent brokers and a subset of this network, known as "preferred agents," with whom we have established special distribution arrangements.

         - Third, we seek to create value-added coverage and service features not found in typical property and casualty policies that we believe differentiate and enhance the marketability and appeal of our products relative to our competitors.

         We maintain detailed systems, records and databases that enable us to continuously monitor our book of business and identify and react swiftly to positive or negative development trends. We are able to track our performance, including loss ratios, by segment, product, region, state, producer and policyholder. We produce and review detailed profitability reports on a routine, primarily monthly, basis as part of our policy of continuously analyzing and reviewing our book of business.

         We maintain a local presence to more effectively serve our producer and customer base, operating through 10 regional offices and 26 field offices throughout the country, which report to the regional offices. These offices are staffed with field underwriters, marketers and, in some cases, claims personnel, who interact closely with home office management in making key decisions. This approach allows us to adapt our underwriting and marketing strategies to local conditions and build close relationships with our customers and producers at the local level.

         We select and target industries and niches that present specialized areas of demand where we believe we can grow our business through creatively developing insurance products with innovative features specially designed to meet those areas of demand. We have found that these features are not included in typical property and casualty policies, enabling us to compete based on the unique or customized nature of the coverage we provide as opposed to its price.

BUSINESS SEGMENTS

         Our operations are divided into three reportable business segments:

         - Commercial Lines Underwriting Group, which has underwriting responsibility for the commercial multi-peril package, commercial automobile and specialty property and inland marine insurance products;

         - Specialty Lines Underwriting Group, which has underwriting responsibility for the professional liability and directors' and officers' liability insurance products; and


          - Personal Lines Underwriting Group, which has underwriting responsibility for personal property and casualty insurance products for the manufactured housing and homeowners' markets.

         The following table sets forth, for the years ended December 31, 1999, 2000 and 2001 and for the three months ended March 31, 2002, the gross written premiums for each of our reportable business segments and the percentages that those premiums represented.

                                                                                                                      For the
                                                         For the Years Ended December 31,                          Three Months
                                                         --------------------------------                         Ended March 31,
                                               1999                   2000                     2001                     2002
                                               ----                   ----                     ----            ---------------------
                                      Dollars    Percentage  Dollars     Percentage   Dollars     Percentage   Dollars    Percentage
                                      -------    ----------  -------     ----------   -------     ----------   -------    ----------
                                                                   (dollars in thousands)
Commercial Lines...............      $200,972       73.1%    $239,446       66.2%     $315,948       66.7%     $ 90,559      66.4%

Specialty Lines................        48,532       17.7       68,193       18.8        79,317       16.7        24,428      17.9

Personal Lines.................        25,414        9.2       54,233       15.0        78,300       16.6        21,480      15.7
                                     --------        ---     --------       ----      --------      -----      --------     -----

     Total.....................      $274,918      100.0%    $361,872      100.0%     $473,565      100.0%     $136,467     100.0%
                                     ========      ======    ========      ======     ========      ======     ========     ======


Commercial Lines

         Commercial Package: We have offered commercial multi-peril package policies to targeted niche markets for over 15 years. Our customers for these policies include:

         -        non-profit and social service organizations;

         -        health and fitness organizations;

         -        homeowners' associations;

         -        specialty schools;

         -        condominium associations;

         -        boat dealerships;

         -        mobile home parks; and

         -        day care facilities.

The package policies provide a combination of comprehensive liability, property and automobile coverage with limits up to $1.0 million for casualty, $50.0 million for property, and umbrella limits on an optional basis up to $10.0 million. We believe our ability to provide professional liability, general liability and directors' and officers' coverages in one policy is advantageous and convenient to our producers and policyholders.

         Commercial Automobile and Commercial Excess: We have provided commercial automobile products to the leasing and rent-a-car industries for over 35 years. We offer to the rent-a-car industry coverage for:

         -        the business owner's property; and

         - dual interest liability and physical damage on the rental vehicle.

         We offer additional coverage at the rental car counter to rent-a-car customers through arrangements with a number of the largest rent-a-car companies. This insurance protects them against liability for bodily injury and property damage in excess of the statutory coverage provided with the rental vehicle and primary coverage over the customer's personal automobile insurance coverage. We have developed a proprietary sales training program to help the car rental companies offer this coverage to the public. This coverage also pays claims up to the coverage limit and is primary over the renter's personal automobile insurance coverage.

         We also offer a wide range of liability and physical damage coverages to companies that lease automobiles on an extended term basis and to their customers. For the renter, coverages include both primary liability and physical damage coverage on the vehicle. For the leasing company, coverages include contingent and excess liability over the primary liability layer, which protects the leasing company in the event of a loss when the primary coverage is absent or inadequate. We also offer the following products to leasing companies:

         - interim primary liability and physical damage coverage, which protects the leasing company before and after the vehicle is delivered to the renter;

         - residual value coverage, which guarantees the value of the leased vehicle at the termination of the lease; and

         - guaranteed asset protection coverage, which protects the leasing company and renter for the difference between the leased vehicle's actual cash value and the lease or loan value in instances where the vehicle is stolen or damaged beyond repair.
















         Specialty Property & Inland Marine: In September 1998, we introduced a new line of business with our specialty property and inland marine underwriters. These underwriters specialize in:

         - insuring large property risks for specific classes of customers, including shopping centers, business parks and medical facilities; and

         - underwriting and providing marketing for various classes of inland marine insurance, concentrating on the larger segments of inland marine, including new builders' risk and miscellaneous property floaters.



Specialty Lines

         We have been providing specialty professional liability products for approximately 14 years, specializing in proprietary policies developed primarily for the professional liability, employment practices and directors' and officers' liability markets. The professional liability products provide errors and omissions coverage for lawyers, accountants and other professionals. We offer the directors' and officers' liability product to non-profit, for-profit and financial institutions, with an emphasis on non-profit institutions and private companies.

Personal Lines

         We entered the personal lines property and casualty business when we acquired Liberty American Insurance Group, Inc. in 1999. Through Liberty as our personal lines platform, we produce and underwrite specialized manufactured housing and homeowners' property and casualty business, principally in Florida, and, to a lesser extent, in California, Arizona and Nevada. We also write and service federal flood insurance under the National Flood Insurance Program for both personal and commercial policyholders.

         Products offered include manufactured housing insurance for senior citizen retirees in "preferred" parks, a program for newly constructed manufactured homes on private property and a preferred homeowners' program that targets newer homes valued between $100,000 and $250,000 in gated retiree communities. In coastal counties in Florida, we also offer a homeowners' program that excludes wind exposure. The Florida Windstorm Underwriting Association insures the wind exposure on these risks.


PRINCIPAL EXECUTIVE OFFICES

         Our principal executive offices are located at One Bala Plaza, Suite 100, Bala Cynwyd, Pennsylvania, 19004 (telephone number: (610) 617-7900).

                                  RISK FACTORS


WE HAVE THE RIGHT TO REPURCHASE SHARES FOR A PURCHASE PRICE THAT MAY BE LESS THAN THE PURCHASE PRICE THAT THE PLAN PARTICIPANT PAID FOR THE SHARES IF A PLAN PARTICIPANT ATTEMPTS TO TRANSFER, ENCUMBER OR OTHERWISE DISPOSE OF SHARES OR CEASES TO BE A PARTY TO A WRITTEN AGENCY, PRODUCER OR SIMILAR AGREEMENT WITH US, OTHER THAN DUE TO DEATH OR DISABILITY, DURING THE TWO-YEAR RESTRICTED PERIOD.

         A plan participant may not sell, transfer, encumber or otherwise dispose of shares of common stock that the plan participant purchases under the plan for a period of two years after the first day of the offering period in which the plan participant purchased the shares. If a plan participant purchases shares under the plan, the plan participant will bear the economic risk of the investment in the common stock for the entire two-year restricted period.

         If a plan participant attempts to sell, transfer, encumber or otherwise dispose of shares during the two-year restricted period, (1) the attempted transfer will be null and void and (2) we will have the right to repurchase the shares for the lower of the market value of the shares on the date of repurchase or the actual purchase price that the participant paid for the shares.

         In addition, if a plan participant ceases to be a party to a written agency, producer or similar agreement with us, other than due to death or disability, we have the right to repurchase any shares that the plan participant holds that are subject to the two-year restricted period for the lower of the market value of the shares at the time of repurchase or the actual purchase price that the plan participant paid for the shares.

         If we repurchase a plan participant's shares as described above, the plan participant will forfeit all rights to the shares. In addition, if the market value of the shares on the day that we repurchase them is less than the amount that the plan participant paid for the shares, the plan participant will receive the lower amount and, as a result, will suffer an economic loss.


IF OUR INSURANCE COMPANY SUBSIDIARIES ARE UNABLE TO PAY DIVIDENDS OR MAKE LOANS TO US DUE TO GOVERNMENT REGULATIONS THAT APPLY TO INSURANCE COMPANIES OR FOR ANY REASON, WE MAY NOT BE ABLE TO CONTINUE OUR NORMAL BUSINESS OPERATIONS.
         We are a holding company. Our principal assets currently consist of all or substantially all of the equity interests of our subsidiaries listed below:

         -        Philadelphia Indemnity Insurance Company;

         -        Philadelphia Insurance Company;

         -        Maguire Insurance Agency, Inc.;

         -        PCHC Investment Corp., a Delaware investment corporation;


         - Liberty American Insurance Group, Inc., an insurance holding company;

         -        Mobile USA Insurance Company;

         -        Liberty American Insurance Company;

         -        Mobile Homeowners Insurance Agencies, Inc.; and

         -        Liberty American Premium Finance Company.

         Philadelphia Indemnity Insurance Company, Philadelphia Insurance Company, Mobile USA Insurance Company, Inc. and Liberty American Insurance Company are our insurance company subsidiaries and are licensed to issue insurance policies. Maguire Insurance Agency, Inc. is an underwriting manager and Mobile Homeowners Insurance Agencies, Inc. is an insurance agency that markets, underwrites and services mobile homeowners and preferred homeowners insurance policies.

         Our primary sources of funds are dividends and payments from our subsidiaries that we receive under tax allocation agreements. Government regulations that apply to insurance companies restrict the ability of our insurance company subsidiaries to pay dividends and make loans to us. The accumulated profits of these subsidiaries from which dividends may be paid totaled $111.3 million at December 31, 2001. Of this amount, these insurance company subsidiaries may pay a total of about $27.4 million of dividends in 2002 without obtaining prior approval from the department of insurance for the states in which they are located. Further, creditors of any of our subsidiaries will have the right to be paid in full the amounts they are owed if a subsidiary liquidates its assets or undergoes a reorganization or other similar transaction before we will have the right to receive any distribution of assets from the subsidiary, unless we also are recognized as a creditor of the subsidiary. If we are unable to receive distributions from our subsidiaries, we may not be able to continue our normal business operations. At March 31, 2002, our subsidiaries had total liabilities, excluding liabilities owed to us, of approximately $635.4 million.



IF A.M. BEST DOWNGRADES THE RATINGS OF OUR INSURANCE COMPANY SUBSIDIARIES, WE WILL NOT BE ABLE TO COMPETE AS EFFECTIVELY WITH OUR COMPETITORS AND OUR ABILITY TO SELL INSURANCE POLICIES COULD DECLINE, REDUCING OUR SALES AND EARNINGS.

         A.M. Best Company rates our insurance company subsidiaries "A+" (Superior). According to A.M. Best Company, companies rated "A+" (Superior) have, on balance, superior financial strength, operating performance and market profile, when compared to the standards established by the A.M. Best Company, and have a very strong ability to meet their ongoing obligations to policyholders. We believe that the rating assigned by A.M. Best Company is an important factor in marketing our products. If the agency downgrades our ratings in the future, it is likely that:

         - we would not be able to compete as effectively with our competitors; and

         -        our ability to sell insurance policies could decline.

         If that happens, our sales and earnings would decrease. Rating agencies evaluate insurance companies based on financial strength and the ability to pay claims, factors more relevant to policyholders than investors.

IF OUR RESERVES FOR LOSSES AND COSTS RELATED TO ADJUSTMENT OF LOSSES ARE NOT ADEQUATE, WE WOULD HAVE TO INCREASE OUR RESERVES, WHICH WOULD RESULT IN REDUCTIONS IN NET INCOME AND POLICYHOLDERS' SURPLUS AND COULD RESULT IN A DOWNGRADING OF THE RATING OF OUR INSURANCE COMPANY SUBSIDIARIES.

         We establish reserves for losses and costs related to the adjustment of losses under the insurance policies we write. We determine the amount of these reserves based on our best estimate and judgment of the losses and costs we will incur on existing insurance policies. Our insurance subsidiaries obtain an annual statement of opinion from an independent actuary firm on these reserves. While we believe that our reserves are adequate, we base these reserves on assumptions about future events. The following factors may have a substantial impact on our future loss experience:


         -        the amounts of claims settlements;


         -        legislative activity; and


         -        changes in inflation and economic conditions.

         Actual losses and the costs we incur related to the adjustment of losses under insurance policies may be different from the amount of reserves we establish. Government regulators will require that we increase our reserves if they later determine that we understated our reserves. When we increase reserves, our net income for the period will decrease by a corresponding amount. For example, in 2001 we increased our reserves by $13.4 million as a result of changes in estimates of insured events in prior years, primarily due to losses emerging at a higher rate on automobile leases expiring in 2001 on residual value policies underwritten in prior years than we anticipated when the initial reserves were estimated. In addition, strengthening reserves causes a reduction in policyholders' surplus and could cause a downgrading of the rating of our insurance company subsidiaries. This in turn could hurt our ability to sell insurance policies.






IF MARKET CONDITIONS CAUSE REINSURANCE TO BE MORE COSTLY OR UNAVAILABLE, WE MAY BE REQUIRED TO BEAR INCREASED RISKS OR REDUCE THE LEVEL OF OUR UNDERWRITING COMMITMENTS.

         As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries, especially catastrophe risks. Market conditions beyond our control determine the availability and cost of the reinsurance we purchase, which may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We may be unable to maintain our current reinsurance facilities or to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of risk we underwrite, especially risks related to catastrophes.

WE CANNOT GUARANTEE THAT OUR REINSURERS WILL PAY IN A TIMELY FASHION, IF AT ALL, AND, AS A RESULT, WE COULD EXPERIENCE LOSSES.

         We transfer some of the risk we have assumed to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. Our reinsurers may not pay the reinsurance recoverables that they owe to us or they may not pay such recoverables on a timely basis. If our reinsurers fail to pay us or fail to pay us on a timely basis, our financial results would be adversely affected.


CLAIMS RELATED TO CATASTROPHIC EVENTS COULD RESULT IN CATASTROPHE LOSSES.

         It is possible that a catastrophic event could greatly increase claims under the insurance policies we write. This, in turn, could result in losses for one or more of our insurance company subsidiaries. Catastrophes may result from a variety of events or conditions, including hurricanes, windstorms, earthquakes, hail and other severe weather conditions and may include terrorist events such as the attacks on the World Trade Center and Pentagon on September 11, 2001.

         We generally try to reduce our exposure to catastrophe losses through underwriting and the purchase of catastrophe reinsurance. But, reinsurance may not be sufficient to cover our actual losses. In addition, a number of states from time to time have passed legislation that has had the effect of limiting the ability of insurers to manage risk, such as legislation prohibiting an insurer from withdrawing from catastrophe-prone areas. If we are unable to maintain adequate reinsurance or to withdraw from areas where we experience or expect significant catastrophe-related claims, we could experience significant losses.

OUR RESULTS MAY FLUCTUATE AS A RESULT OF MANY FACTORS, INCLUDING CYCLICAL CHANGES IN THE INSURANCE INDUSTRY.

         The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

         - rising levels of actual costs that are not known by companies at the time they price their products;

         - volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or additional terrorist attacks;

         - changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurer's liability develop; and


         - fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

         The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. The property casualty insurance industry historically is cyclical in nature. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

WE FACE SIGNIFICANT COMPETITIVE PRESSURES IN OUR BUSINESS THAT COULD CAUSE DEMAND FOR OUR PRODUCTS TO FALL AND ADVERSELY AFFECT OUR PROFITABILITY.

         We compete with a large number of other companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Some of our competitors have greater financial and marketing resources than we do. Our profitability could be adversely affected if we lose business to competitors offering similar or better products at or below our prices. In addition, a number of new, proposed or potential legislative or industry developments could further increase competition in our industry. New competition from these developments could cause the demand for our products to fall, which could adversely affect our profitability.

         A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

         - the enactment of the Gramm-Leach-Bliley Act of 1999 (which permits financial services companies such as banks and brokerage firms to engage in the insurance business), which could result in increased competition from new entrants to our markets;

         - the formation of new insurers and an influx of new capital in the marketplace as existing companies attempt to expand their business as a result of better pricing and/or terms;

         - programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage; and

         - changing practices caused by the Internet, which have led to greater competition in the insurance business.

         These developments could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance capacity. In that event, recent favorable industry trends that have reduced insurance and reinsurance supply and increased demand could be reversed and may negatively influence our ability to maintain or increase rates. Accordingly, these developments could have an adverse effect on our earnings.


BECAUSE WE ARE HEAVILY REGULATED BY THE STATES IN WHICH WE OPERATE, WE MAY BE LIMITED IN THE WAY WE OPERATE.

         We are subject to extensive supervision and regulation in the states in which we operate. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our insurance policyholders and not our investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of regulation covers, among other things:

         - standards of solvency, including risk-based capital measurements;

         - restrictions on the nature, quality and concentration of investments;

         - restrictions on the types of terms that we can include in the insurance policies we offer;

         -        certain required methods of accounting;

         -        reserves for unearned premiums, losses and other purposes; and

         - potential assessments for the provision of funds necessary for the settlement of covered claims under certain insurance policies provided by impaired, insolvent or failed insurance companies.

         The regulations or the state insurance departments may affect the cost or demand for our products and may impede us from obtaining rate increases or taking other actions we might wish to take to increase our profitability. Further, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could stop or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. In light of several recent significant property and casualty insurance company insolvencies, it is possible that assessments we must pay to state guarantee funds may increase.

BECAUSE OUR INVESTMENT PORTFOLIO IS MADE UP OF PRIMARILY FIXED INCOME SECURITIES, OUR INVESTMENT INCOME COULD SUFFER AS A RESULT OF FLUCTUATIONS IN INTEREST RATES.

         We currently maintain and intend to continue to maintain an investment portfolio made up of primarily fixed income securities. The fair value of these securities can fluctuate depending on changes in interest rates. Generally, the fair market value of these investments increases or decreases in an inverse relationship with changes in interest rates, while net investment income earned by us from future investments in fixed income securities will generally increase or decrease with interest rates. Changes in interest rates may result in fluctuations in the income derived from, and the valuation of, our fixed income investments, which could have an adverse effect on our results of operations and financial condition.

PROVISIONS OF THE PENNSYLVANIA BUSINESS CORPORATION LAW, OUR ARTICLES OF INCORPORATION AND THE INSURANCE LAWS OF PENNSYLVANIA, FLORIDA AND OTHER STATES MAY DISCOURAGE TAKEOVER ATTEMPTS.

         The Pennsylvania Business Corporation Law contains "anti-takeover" provisions. We have opted out of most of these provisions. However, Subchapter F of Chapter 25 of the Business Corporation Law applies to us and may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in shareholders receiving a premium over market price for their shares. Subchapter F of the Business Corporation Law prohibits certain "business combinations" between an "interested shareholder" and a corporation, unless the corporation's board of directors gives prior approval and certain other conditions are satisfied, or there is an available exemption. The term "business combination" is defined broadly to include various merger, consolidation, division, exchange or sale transactions, including transactions using our assets for purchase price amortization or refinancing purposes. An "interested shareholder," in general, is a beneficial owner of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors.

         In addition, our Articles of Incorporation allow the Board of Directors to issue one or more classes or series of preferred stock with voting rights, preferences and other privileges as the Board may determine. The issuance of preferred shares could adversely affect the holders of our common stock and could prevent, delay or defer a change of control.

         We are also subject to the laws of various states, like Pennsylvania and Florida, governing insurance holding companies. Under these laws, a person generally must obtain the applicable Insurance Department's approval to acquire, directly or indirectly, 5% to 10% or more of the outstanding voting securities of Philadelphia Consolidated Holding Corp. or our insurance subsidiaries. An Insurance Department's determination of whether to approve an acquisition would be based on a variety of factors, including an evaluation of the acquiror's financial stability, the competence of its management and whether competition in that state would be reduced. These laws may delay or prevent a takeover of Philadelphia Consolidated Holding Corp. or our insurance company subsidiaries.

WE HAVE A LARGE SHAREHOLDER WHOSE INTERESTS MAY DIVERGE FROM THOSE OF OUR OTHER SHAREHOLDERS.

         Mr. James J. Maguire, our Chief Executive Officer and Chairman of our Board of Directors, and his wife beneficially own approximately 17% of our issued and outstanding common stock. Other members of Mr. Maguire's immediate family beneficially own an approximate additional 4% of our issued and outstanding common stock. Consequently, Mr. Maguire will be in a position to strongly influence the outcome of substantially all corporate actions requiring shareholder approval, including mergers involving us, sales of all or substantially all of our assets, and the adoption of certain amendments to our Articles of Incorporation. In so acting, Mr. Maguire may have interests different than, or adverse to, those of the rest of our shareholders.

                                    THE PLAN

         The following is a summary of the terms and conditions of the Philadelphia Insurance Companies Stock Purchase Plan for Preferred Agents.

PURPOSE

         We established the plan in order to provide our preferred agents, as defined below, with an opportunity to acquire our common stock at a discounted purchase price. This is intended to encourage our preferred agents to own our common stock and to align their interests with those of our other shareholders.

PLAN ADMINISTRATION

         The Board of Directors of Philadelphia Consolidated Holding Corp., or any committee designated by the Board of Directors at its discretion, will administer the plan. For purposes of this prospectus, "Committee" means the committee designated to administer the plan by the Board of Directors, or the Board of Directors itself in its capacity as administrator of the plan. The Committee may hire an agent to perform custodial and record-keeping functions for the plan, such as holding record title to shares of common stock purchased by plan participants, maintaining an individual investment account for each participant and providing annual status reports to participants about their investment accounts.

         The Committee has the authority to interpret the plan, to issue rules for administering the plan, to change, alter, amend or rescind the rules, and to make all other determinations necessary or appropriate for the administration of the plan, including the manner in which participants must complete subscription agreements in order to participate in the plan and limitations on numbers of shares of common stock available for purchase in any offering period.

         For additional information about the plan, its administrators and/or its administration, participants may write or telephone:

                           Craig P. Keller
                           Senior Vice President, Secretary, Treasurer
                             and Chief Financial Officer
                           Philadelphia Consolidated Holding Corp.
                           One Bala Plaza, Suite 100
                           Bala Cynwyd, PA 19004
                           (610) 617-7900

SECURITIES TO BE OFFERED

         We will offer our common stock to eligible preferred agents under the plan. A maximum of 200,000 shares of common stock is available for purchase under the plan. We will adjust this maximum number proportionately if a stock split or subdivision or stock dividend occurs.

PREFERRED AGENTS WHO MAY PARTICIPATE IN THE PLAN

         A preferred agent will be eligible to participate in the plan during an offering period provided the preferred agent is designated by the Committee as an eligible participant for that offering period. The Committee has sole discretion to decide whether a preferred agent is eligible to participate in an offering period. However, a preferred agent will not be eligible to participate in the plan if the preferred agent is serving, or has been elected to serve, as
(1) a member of the Board of Directors, (2) Chairman or Vice Chairman of the Board of Directors, (3) President, Vice President, Secretary or Treasurer of Philadelphia Consolidated Holding Corp., or (4) in any other position, regardless of title, that obligates the individual to file reports under Section 16(a) of the Exchange Act.

         Under the Plan, a "preferred agent" is an individual or entity that is both:

         - a party to a written agency, producer or similar agreement with us or a principal, officer, director or employee of a party to a written agency, producer or similar agreement with us; and

         - designated as a "preferred agent" by the President of Philadelphia Consolidated Holding Corp.

PURCHASE OF COMMON STOCK UNDER THE PLAN

         ELECTION TO PARTICIPATE IN THE PLAN. The Committee may establish one or more offering periods under the plan at any time and for any length of time the Committee determines is appropriate. The Committee will provide eligible preferred agents with notice of the dates of the offering period, the enrollment period for the offering period and any other terms or conditions that must be met in order for an eligible preferred agent to participate in the plan for that offering period. We will deliver the notice to each eligible preferred agent as soon as practicable on or after the first day of the offering period. Any eligible preferred agent may elect to participate in the plan and purchase common stock during an offering period by filing with the Committee during the enrollment period a subscription agreement that specifies either the number of shares of common stock or the dollar amount of common stock that the preferred agent wishes to purchase for that offering period. While we intend to provide each eligible preferred agent with the notice described above in this paragraph, we have no obligation or liability to any otherwise eligible preferred agent who does not receive a notice for any offering period including any obligation to allow that preferred agent to participate in the offering for that offering period.

         PURCHASE OF SHARES. Except as described below in "Revocation of Election to Participate in the Plan," each participant who has properly submitted a subscription agreement for an offering period will be deemed to have purchased, on the last business day of the offering period, the number of shares of common stock specified in the participant's subscription agreement. The Committee will hold the shares in a special investment account for the participant until the two-year restricted period described below has passed. If we pay cash dividends on our common stock, we will distribute to each participant the cash dividends that are paid on the shares held in the participant's investment account. We will hold in the investment account any distributions that are in the nature of a stock split or distribution of stock until the shares to which the stock split or distribution relate are themselves distributed to the participant according to the plan. Shares delivered to participants under the plan will be shares that currently are held in treasury or are authorized but unissued.

         PURCHASE PRICE OF COMMON STOCK PURCHASED UNDER THE PLAN. The purchase price of shares of common stock purchased under the plan for any offering period will be an amount that is equal to the lower of 85% of the Market Value, as defined below, of the shares (1) on the first day of the offering period and (2) on the last day of the offering period.

         "Market Value" on any date means the last reported sale price of the shares reported on the Nasdaq National Market, or the closing price of the shares on such other stock exchange as the common stock may be listed, on the date in question as reported in The Wall Street Journal. If there is no closing price reported, then the "Market Value" will mean the average between the closing bid and asked prices for shares on the date in question as reported. If there are no sales reports or bid or asked quotations, as the case may be, for the date in question, the closest earlier date on which there were sales reports or bid or asked quotations will be used. If the Committee determines, in its discretion, that the valuation as described above in this paragraph does not accurately reflect the value of the shares or if the shares are not then publicly traded, the Committee will determine the Market Value of a share.

         PAYMENT OF PURCHASE PRICE. Each participant purchasing shares of common stock under the plan will elect in the participant's subscription agreement to pay for the shares to be purchased under the subscription agreement either by:

         - paying in cash on or before the last day of the offering period; or

         - having amounts specified by the participant withheld from commissions or other compensation that would otherwise have been paid to the participant during the offering period.

         There is no provision in the plan for changing the manner in which payments for common stock are to be made.

         CASH ACCOUNTS. We will maintain any cash contributed by a participant for the purpose of making purchases of shares of common stock under the plan, whether through direct payment by the participant or through withholding from commissions or other amounts otherwise payable to the participant, in a non-interest bearing account for the participant until the funds are used to purchase shares. We will maintain records of the cash that each participant contributes (a participant's "Cash Account"). We have no obligation to hold these funds in a separate account for a participant, and we will not pay interest on any amounts in a participant's Cash Account. If a participant revokes the participant's election to participate in the plan for an offering period, we will pay to the participant any amounts accumulated in the participant's Cash Account for that offering period, without interest, as soon as practicable after the date of revocation. If the amount accumulated in a participant's Cash Account for an offering period is more than the amount required to purchase the number of shares for which the participant has subscribed, we will pay to the participant the excess in the participant's Cash Account over the amount used to purchase the common stock on the last day of the offering period, without interest, as soon as practicable following the last day of the offering period. Other than as described above, the plan does not provide a way for a participant to withdraw contributions that have been made under the plan.

         PARTICIPANT CONTRIBUTIONS. Participants do not contribute to the plan except as they may elect in their subscription agreements. See "Payment of Purchase Price" above.

         PURCHASE LIMITATIONS. No participant may purchase under the plan during any three consecutive calendar years shares of common stock having an aggregate value of more than $100,000. For purposes of this limitation, the value of shares of common stock purchased under the plan will be equal to their Market Value on the first day of the offering period in which they are purchased.

         REPORTS TO PARTICIPANTS. The Committee will prepare and deliver to participants annually reports on the status of participants' investment accounts.

REVOKING ELECTION TO PARTICIPATE IN THE PLAN

         A participant may revoke the participant's participation in the plan for any offering period at any time up to and including the last day of the offering period by providing us with written notice of the revocation. The participant must provide this notice in accordance with any revocation notice provisions that are then established by the Committee. In addition, if a participant fails to pay the purchase price of shares of common stock for which the participant has subscribed in full on or before the last day of the offering period, the participant will be deemed to have revoked the participant's participation for that offering period and will have no further rights to purchase shares for that offering period. If a participant revokes the participant's participation for an offering period, any cash that has been accumulated in a Cash Account for the participant for that offering period will be refunded to the participant, without interest, as soon as practicable following our receipt of notice of revocation.

TRANSFER RESTRICTIONS ON SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN

         A participant may not transfer shares of common stock that the participant purchases under the plan for a restricted period of two years, measured from the first day of the offering period in which the participant purchases the shares. If a participant attempts to sell, transfer, make subject to any lien, or otherwise dispose of shares before the end of this restricted period, the attempted transfer, lien or other disposition will be null and void and we will have the right, but not the obligation, to repurchase the shares for the lower of the Market Value of the shares at the time of repurchase or the actual purchase price that the participant paid for the shares. The participant will forfeit all rights to those shares upon receipt of payment from us of the repurchase price.

         If a participant ceases to be a party to any written agency, producer or similar agreement with us for any reason other than due to death or disability, the participant will be entitled to the participant's shares of common stock that have been held beyond the two-year restricted period. We have the right, but not the obligation, within 90 days after we receive notice that a participant has ceased to be a party to any written agency, producer or similar agreement with us, to repurchase from the participant any shares for which the restricted period has not passed for the lower of the Market Value of the shares at the time of repurchase or the actual purchase price that the participant paid for the shares.

VOTING OF SHARES HELD IN INVESTMENT ACCOUNT

         The Agent or, if there is no Agent, the Committee will vote all of a participant's shares that are held in an investment account in accordance with the participant's instructions.

OFFERING AND PLAN ADMINISTRATION EXPENSES

         We will pay all of the expenses associated with the offering of shares of common stock under the plan and the administration of the plan.

TRANSFER OF STOCK CERTIFICATES

         We will distribute to each participant certificates for the shares of common stock that the participant purchased under the plan once the shares are no longer subject to the two-year restricted period, if the participant has paid the purchase price of the shares in full.

AMENDMENT AND TERMINATION OF THE PLAN

         The Board of Directors may amend the plan as it deems appropriate, from time to time, and may terminate the plan and any rights of preferred agents under any offering under the plan at any time, at its discretion.

                FEDERAL INCOME TAX EFFECTS OF PLAN PARTICIPATION

         The following discussion summarizes, as of the date of this prospectus, general principles of federal income tax law applicable to the plan and the shares of common stock acquired under the plan. Participants should consult their own tax advisors concerning the tax consequences of participation in the plan and the disposition of shares acquired under the plan, since federal tax laws are subject to change, individual tax situations differ and the effect of state and local taxation may be material.

         GENERAL. The plan is not intended to qualify as a "stock purchase plan" under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") nor are contributions by participants in the plan tax deductible. As a consequence, any preferred agent who participates in the plan will be subject to tax on the amount of the participant's income that is used to purchase shares under the plan (even if the income is withheld by us) as ordinary compensation income, and will be subject to additional amounts of ordinary compensation income attributable to the purchase of shares under the plan at a discount. In general, whenever property is purchased by an individual at a discount in connection with arrangements related to compensation for services provided by that individual, the excess of the market value over the purchase price of the property is treated as taxable compensation income (that is taxed as additional ordinary income, and not as a capital gain). This additional compensation income will generally be recognized at the time of the purchase or at the time the property purchased ceases to be subject to a substantial risk of forfeiture, whichever is later.

         Because the shares of common stock purchased under the plan are subject to a restricted period, and are subject to repurchase at the lower of the purchase price or then market value if a participant ceases to be a party to any written agency, producer or similar agreement with us during the restricted period, the shares should be viewed for federal income tax purposes as being subject to a substantial risk of forfeiture. As a consequence, a participant will recognize as additional compensation income the excess of the market value of the shares purchased as of the date the restricted period ends over the amount paid for the shares. For example, if a participant purchases $1,000 worth of shares under the plan during an offering period that began on July 1, 2000, and continues to be a party to a written agency agreement with us through July 1, 2002, the following tax treatment would generally apply. If the participant paid $850 through withholding from the participant's commissions during 2000, the participant's income for 2000 will include the $850, even though this amount was never paid to the participant in cash. No additional income would be recognized in 2000, absent a special "83(b) election" (described below), as a result of the purchase. If the market value of the shares purchased rises to $1,500 as of July 1, 2002, the participant will recognize additional compensation income for the taxable year 2002 equal to $650 (that is, the $1,500 market value of the shares reduced by the $850 paid for them).

         On a subsequent sale of the shares, the participant will be treated for federal income tax purposes as though the participant had purchased the shares for their market value (i.e., $1,500) on July 1, 2002. This will determine the amount of gain or loss recognized on the sale, and will also establish the beginning of the holding period applicable for purposes of determining the maximum federal capital gains rate with respect to the gain realized on a sale of the shares.

         ELECTION UNDER SECTION 83(B) OF THE CODE. A participant may make an election under Section 83(b) of the Code (an "83(b) Election") which will cause the participant to recognize immediately as of the date the purchase of shares occurs an additional amount of ordinary income equal to the excess of the market value of the shares as of that date over the price paid for them. If this election is made, the market value of the shares purchased is determined by disregarding the restrictions in the plan that otherwise cause the shares to be subject to a substantial risk of forfeiture. In addition, if the shares are repurchased, the participant will only be able to claim a loss if the repurchase is at a price below the price actually paid (that is, if the repurchase price is based on a market value for the shares that has dropped below the original discounted purchase price). If the repurchase is at the original purchase price, the participant will not be allowed any tax loss, even though income will have been recognized as a result of the 83(b) Election.

         In order to make an 83(b) Election, a participant must file the election no later than 30 days after the date the shares were purchased (that is, the last day of the offering period), by filing a written statement with the IRS office where the participant files the participant's returns, and a copy with Philadelphia Consolidated Holding Corp. A copy of the filing must also be included in the participant's tax return for the year of the purchase. The statement must contain: the name, address and taxpayer identification number of the taxpayer, a description of the shares purchased, the date of the purchase and the taxable year for which the election is made, the nature of the restrictions on the shares, the market value of the shares at the time of purchase, the purchase price paid for the shares and a statement indicating that copies of the election have been furnished to other persons as required. The statement must be signed and must indicate that it is made under Section 83(b) of the Code. PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE ADVISABILITY OF AND PROCEDURE INVOLVED IN MAKING AN 83(b) ELECTION.

         The effect of an 83(b) Election may be illustrated as follows: Assume, as above, that a participant purchases $1,000 worth of shares under the plan with respect to an offering period that commenced on July 1, 1999. Assume that the offering period ended on December 31, 2000 (the purchase date) and the participant files an 83(b) Election within thirty days following the purchase date. Assume also that the shares were worth $1,000 as of July 1, 2000 (fixing the purchase price at $850), but rose in value to $1,100 as of December 31, 2000. The $850 which the participant paid for the shares through withholding from his commissions between July 1 and December 31, 2000 will still be included in the participant's income for 2000 even though this amount was never paid to the participant in cash. In addition, as a consequence of electing to include the bargain purchase amount in income for 2000, the participant's taxable income will be increased by $250 (the excess of the $1,100 market value of the shares purchased, over the $850 purchase price paid). If the participant continues to be a party to a written agency, producer or similar agreement with us until July 1, 2002 and then sells the shares for $1,500 on July 2, 2002, the participant will recognize a capital gain of $400 (the excess of the $1,500 realized on the sale over the $1,100 basis in the shares). This will be treated as a sale of property held from December 31, 2000 through July 2, 2002, and would be treated as a long-term capital gain in determining the maximum applicable federal tax rate. If, however, the participant ceases to be a preferred agent before July 1, 2002 and we repurchase the shares for $850 (the original purchase price), the participant will not be permitted to recognize a loss as no loss is permitted to be recognized under applicable tax rules for such a forfeiture.

                                 USE OF PROCEEDS

         We will use the net proceeds of the offering for general corporate purposes unless we state otherwise in a supplement to this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION -
                    INCORPORATION OF INFORMATION BY REFERENCE

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following public reference rooms maintained by the SEC at:

                                 Judiciary Plaza
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

         You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC's website at http://www.sec.gov.

         We have filed a registration statement on Form S-3 with the SEC to register the shares offered by this prospectus. This prospectus is part of the registration statement. However, this prospectus does not contain all the information that you can find in the registration statement or the exhibits to the registration statement. You should refer to the registration statement and to the exhibits filed with the registration statement for additional information about us, our consolidated subsidiaries and the shares.

         The SEC allows us to "incorporate by reference" the information we file with them. This means that we may disclose information to you by referring you to other documents we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. In addition, information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus.

         We incorporate by reference in this prospectus all the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all the shares of common stock offered by this prospectus have been sold or de-registered:

         - the annual report on Form 10-K for the fiscal year ended December 31, 2001;

         - the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2002;

         - the current report on Form 8-K filed with the SEC on February 6, 2002; and

         - the description of our common stock, no par value, that is contained in Philadelphia Consolidated Holding Corp.'s registration statement on Form 8-A/A, dated September 13, 1993, including any amendments or reports filed for the purpose of updating the description of the shares.

         You may send a written request or call us to obtain without charge a copy of the documents incorporated by reference in this prospectus. We will not send exhibits to these documents unless we specifically incorporated the exhibits by reference in this prospectus. Make your request by calling or writing to:

                         Craig P. Keller
                         Senior Vice President, Secretary, Treasurer and
                           Chief Financial Officer
                         Philadelphia Consolidated Holding Corp.
                         One Bala Plaza, Suite 100
                         Bala Cynwyd, PA 19004
                         (610) 617-7900

         You should rely only on the information that we have provided or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. You should assume that the information in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since then.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

         Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking phrases such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to," or other similar words. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. We have described some of these risks under "Risk Factors" in this prospectus. We have included in this prospectus and in our other filings with the SEC additional risks that may affect our future performance. You should keep in mind these risk factors and other cautionary statements in this prospectus when considering forward-looking statements.

                                 LEGAL OPINIONS

         Wolf, Block, Schorr and Solis-Cohen LLP will pass on the validity of the shares of common stock offered in this prospectus.

                                     EXPERTS

         We have incorporated by reference in this prospectus the consolidated financial statements of Philadelphia Consolidated Holding Corp. and its subsidiaries as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.